Exhibit 4.61

DATED 20 DECEMBER 2005

SHARE PURCHASE AGREEMENT

between

Mrs Sabine Cheyrou

150 rue de Boulainvilliers

75016 Paris

Miss Elisabeth Debregeas

224 boulevard Saint Germain

75007 Paris

Miss Marie Debregeas

12 rue de Buci

75006 Paris

Mr Patrice Debregeas

30 rue des Saints Pères

75007 Paris

Mr Raphaël Debregeas

19 rue du Dragon

75006 Paris

Mrs Françoise Frolet

5 Chemin des Sources

74160 Saint Julien en Genevois

Mr Eric Igonet

7 rue Benjamin Franklin

75016 Paris

Mr Benjamin Leduc

La Grange - Labrosse

45330 Malesherbes

Mr Gérard Leduc

La Grange - Labrosse

45330 Malesherbes

Mrs Jean-François Sfarti

92 Chemin des Hauts de Grisy

78860 Saint Nom La Bretèche

DEXO BIOPHARM FRANCE-IN-FORMATION

and

BIOPROGRESS PLC

CONTENTS

CLAUSE	Page

1.	Interpretation	5
2.	Sale and purchase	8
3.	Purchase price	9
4.	Completion	11
5.	Set-off	12
6.	Warranties	12
7.	Limitations on claims under the warranties	13
8.	Indemnities	14
9.	Restrictions on sellers	15
10.	Confidentiality and announcements	17
11.	Further assurance	18
12.	Assignment	18
13.	Whole agreement	18
14.	Variation and waiver	19
15.	Costs	19
16.	Notice	19

17.	Interest on late payment	21
18.	Counterparts	21
19.	Language	21
20.	Severance	21
21.	Agreement survives completion	21
22.	Third party rights	22
23.	Governing law and jurisdiction	22

SCHEDULES

SCHEDULE 1 PARTICULARS OF THE COMPANY, SUBSIDIARIES AND DIRECTORS

Part 1.	Dexo

Part 2.	Prefarmex

SCHEDULE 2 SELLERS
Proportion of Cash Price paid to each Sellers. Proportion of Consideration Shares allocated to each Sellers. Shareholders’ loans to be reimbursed to Sellers.

SCHEDULE 3 COMPLETION

Part 3.	What the Sellers shall deliver to the Buyer at Completion

Part 4.	Matters for the board meetings at Completion

SCHEDULE 4 WARRANTIES

Part 1.	General warranties
1.	Power to sell the companies
2.	Shares in the companies
3.	Constitutional and corporate documents
4.	Information
5.	Compliance with laws
6.	Licences and consents
7.	Insurance
8.	Power of attorney
9.	Disputes and investigations
10.	Defective products
11.	Customers and suppliers
12.	Competition
13.	Contracts
13.BIS	Product registrations
14.	Transactions with sellers
15.	Finance and guarantees
16.	Insolvency
17.	Assets
18.	Equipment and Inventories
19.	Environmental

20.	Intellectual property
21.	Employment - Individuals providing services
22.	Data protection
23.	Property
24.	Accounts
25.	Financial and other records
26.	Changes since accounts date
27.	Effect of sale of shares
28.	Taxes and Social Security Contributions
29.	Compliance with Cutoms Regulation

SCHEDULE 5 LOCK-UP AGREEMENT

SCHEDULE 6 ORDERLY MARKET AGREEMENT

THIS AGREEMENT is dated 20 December 2005

PARTIES

(1)	The persons whose names, addresses and (where applicable) incorporation details are set out in Schedule 2 (Sellers).

(2)	Dexo Biopharm France-in- formation, a société par actions simplifiée, domiciliée 111, avenue Victor Hugo – 75016 Paris, represented by Mrs Georgina Godby duly authorised (Buyer).

(3)	BioProgress Plc incorporated and registered in England and Wales with company number 04617139 whose registered office is at Hoostmoor Avenue, March Industrial Estate, March, Cambridgeshire PE15 0AX, United Kingdom, represented by Mrs Georgina Godby duly authorised (BioProgress).

BACKGROUND

(A)	Laboratoires Pharmaceutiques Dexo (as defined below) has an issued share capital of 664,000 €.

(B)	Prefarmex (as defined below) has an issued share capital of 38,112 €.

(C)	Further particulars of Laboratoires Pharmaceutiques Dexo and Prefarmex (hereinafter the “Companies”) at the date of this agreement are set out in Schedule 1.

(D)	The Sellers own the legal and beneficial title to the Shares (as defined below).

(E)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sold Shares (as defined below) and BioProgress plc has agreed to receive the Contributed Shares (as defined below) on the terms of this agreement.

(F)	Prefarmex shall merge into Laboratoires Pharmaceutiques Dexo at the latest on December 31, 2005.

AGREED TERMS

1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Accounts Date:	September 30, 2005.

Accounts:	Has the meaning given in paragraph 24 of Schedule 4.

AIM:	a market of the London Stock Exchange

Business Day:	A day (other than a Saturday, Sunday or public holiday) when banks in Paris are open for business.

Cash Price	Has the meaning given to it in clause 3.1 below

Claim:	Has the meaning given to it in clause 7.1 below

Close of Business:	5.30pm Paris time

Companies	Means Dexo and Prefarmex It is understood that after the merger of the Companies the term “Companies” must be read as “Company” used in the present agreement.

Company	Means the entity formed by the merger of Dexo and Prefarmex.

Completion:	Completion of the sale and purchase of the Shares in accordance with this agreement

Completion Date	The date of the Completion

Consideration Shares:	Ordinary shares of 1p in BioProgress plc (a company incorporated in England and Wales, company number 04617139, whose shares are traded on AIM) to be allotted and issued pursuant to the terms of this Agreement.

Control:

in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)    by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)    by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a Change of Control occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it.

Contributed Shares	Means the 15 353 Shares of the entity formed by the merger of Dexo and Prefarmex which the Sellers shall contribute to BioProgress Plc, as set out for each of the Sellers in Schedule 2

Disclosed:	Fairly and specifically disclosed in Schedule 4 and its Exhibits.

Encumbrance:	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, lease, licence, security, interest, title, retention or any other security agreement or arrangement.

Exhibits	Means the exhibits to Schedule 4

Group:

in relation to a company (wherever incorporated), that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a Group is a member of the Group.

Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time.

Intellectual Property Rights:	has the meaning given in paragraph 20 of Schedule 5.

Laboratoires Pharmaceutiques Dexo, or Dexo	is a Société Anonyme incorporated and registered at the Registre du Commerce et des Sociétés de Nanterre with company number 572 228 534 whose registered office is at 179 Bureaux de la Colline – 92210 Saint Cloud – France.

Material Contract:	has the meaning given in paragraph 13.1 of Schedule 5.

Net Financial Debt of the Companies	means the Shareholders’ loans in Prefarmex for an amount of € 1,063,761 as well as the outstanding principal amounts of bank loans of the Companies upon Completion Date, i.e., 346 395 €, for a total of €1,410,156.

Organizational Documents	the Certificate of incorporation (“Extrait Kbis) and the by-laws (“statuts”), the register of the minutes of the shareholders meeting (“register des assemblées”), the attendance sheets, at shareholders meetings (“feuilles de présence), the register of the minutes of the meetings of the Board of Directors (“registre des délibérations du Conseil d’administration”), the register of attendance at the Board of Directors (“registre de présence au Conseil”), the register of share transfer (“registre des mouvements de titres”) and the individual shareholders’ accounts (“comptes d’actionnaires”).

Prefarmex	is a Société par Actions Simplifiée incorporated and registered at the Registre du Commerce et des Sociétés de Nanterre with company number 432 194 421 whose registered office is at 179 Bureaux de la Colline – 92210 Saint Cloud – France.

Properties:	has the meaning given in paragraph 23 of Schedule 4.

Shares:	Means together the Dexo Shares and the Prefarmex Shares and after the merger all the shares of the Company.

Signature Date:	The date of this agreement

Sold Shares	Means the 22 483 Shares of the entity formed by the merger of Dexo and Prefarmex sold by the Sellers and purchased by Dexo Biopharm Limited, as set out for each of the Sellers in Schedule 2.

Tax Warranties:	the warranties in paragraph 28 of Schedule 4.

Taxation:	has the meaning given in paragraph 24 of Schedule 4.

Transaction:	the transaction contemplated by this agreement or any part of that transaction.

Warranties:	the warranties in clause 6 and Schedule 4.

1.2	Clause and schedule headings do not affect the interpretation of this agreement.

1.3	A person includes a corporate or unincorporated body.

1.4	Words in the singular include the plural and in the plural include the singular.

1.5	A reference to one gender includes a reference to all other genders.

1.6	A reference to a law is a reference to it as it is in force for the time being taking account of any amendment, extension, application or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.7	Writing or written includes faxes but not e-mail.

1.8	Documents in agreed form are documents in the form agreed by the parties to this agreement and initialled by them for identification.

1.9	Unless otherwise expressly provided, the obligations and liabilities of the Sellers under this agreement are not joint and several.

2.	SALE – PURCHASE – CONTRIBUTION - CONDITION PRECEDENT

2.1	The Sellers undertake to have Prefarmex merged into Laboratoires Pharmaceutiques Dexo at the latest on December 31, 2005, the costs in connection therewith not to exceed € 20,000.

2.2	The Sellers shall sell, and Buyer shall buy, the Sold Shares with effect from Completion and on the terms of this agreement.

2.3	The Sellers shall contribute to BioProgress Plc the Contributed Shares with effect from Completion under the terms of this agreement. In consideration for the Contributed Shares the Sellers shall receive the Consideration Shares in the proportions set out opposite the Sellers’ names in Schedule 2.

2.4	The Sellers:

(a)	have the right to sell and contribute the Shares on the terms set out in this agreement;

(b)	shall do all they can, at their own cost, to give the Buyer the full legal and beneficial title to the Shares; and

(c)	sell the Shares free from all Encumbrances.

2.5	The Shares are sold with all rights that attach, or may in the future attach, to them (including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement).

2.6	The Buyer is not obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

2.7	Each of the Sellers hereby severally waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on it, him or her under the byelaws or the Companies or otherwise and shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this agreement.

2.8	The sale and contribution of the Shares shall be subject to the fulfilment of the following condition precedent: the filing with the Commercial Court of Nanterre and the Registre du Commerce et des Sociétés de Nanterre of the minutes of the Shareholders Meeting of Dexo and Prefarmex dated December 31, 2005 regarding the merger of the two companies. This filing shall be done within eight (8) Business Days following the Shareholders Meeting.

3.	PURCHASE PRICE – CONSIDERATION FOR THE CONTRIBUTION

3.1	The purchase price for the Shares shall be comprised of the following elements:

(a)	A Cash Price of an amount equal to the difference between eight million Euros (€8,000,000) and the Net Financial Debt of the Companies, payable in cash at Completion to each Seller in the proportions set out opposite the Sellers’ names in Schedule 2;

(b)	The Consideration Shares, credited as fully paid up, the aggregate number of which Consideration Shares being determined in accordance with clause 3.2(c) below, so as to be equal to four million five hundred thousand Euros (€4,500,000), apportioned between the Sellers in the proportions set out opposite their names in Schedule 2.

3.2	For the purposes of clause 3.1(b):

(a)	The Consideration Shares shall be issued to and registered in the name of each of the Sellers;

(b)	The Consideration Shares shall rank pari passu with the existing ordinary shares of 1p each in the capital of BioProgress plc; and

(c)	The value of each Consideration Share shall be a sum equal to the average of the middle market price for an ordinary share of BioProgress plc as shown by Bloomberg for each of the last five (5) Business Days preceding the Signature Date and taking into account the exchange rate 1 £ = 1,4678€.

3.3	The purchase price shall be deemed to be reduced by the amount of any payment made to the Buyer:

(a)	for a breach of any Warranty; or

(b)	under clause 8 (Indemnities).

(c)	BioProgress shall issue to the Sellers upon Completion share certificates for the Consideration Shares, in the amounts set opposite their respective names in Schedule 2, it being specified that share certificates representing two million Euros-Worth of Consideration Shares shall immediately be placed in escrow as security for the performance of the Warranties with Bridgewell Securities Limited, or any other party agreed by Jean-François Sfarti and BioProgress, acting as escrow agent (the “Escrow Agent”) whose instructions shall be not to release such share certificates to Sellers prior to January 31, 2009, subject to the following.

In the event of no Claim being brought by Buyer until January 31, 2009 or in the event of no Claim remaining unresolved as of January 31, 2009, the Escrow Agent will release all the escrowed Consideration Shares to the Sellers on February 1st, 2009.

In the event of Claims having been brought by Buyer in good faith and properly documented and remaining pending on January 31, 2009, the Escrow Agent will maintain under escrow a number of Consideration Shares up to the global amount of the Claims still pending, and will release the remaining Consideration Shares to the Sellers. In such event, the Parties hereby empower Bridgewell to and Bridgewell will, once the Claims are resolved or agreed upon by the Buyer and the Sellers, sell and distribute to the Buyer the proceeds of any escrowed Contribution Shares up to an amount which satisfies any indemnification to which Buyer is entitled pursuant to the present Agreement and release any remaining escrowed Consideration Shares to the Sellers.

3.4	The Sellers hereby undertake with BioProgress plc and its present broker Bridgewell Securities Limited that the Consideration Shares shall be locked-up according to the lock-up agreement a copy of which is attached hereto as Schedule 5 and in the proportion set out opposite the Sellers’ names in Schedule 2.

The Sellers undertake to sign the lock-up agreement with BioProgress plc and the broker on the Completion Date.

3.5	The Sellers further undertake to sign with BioProgress plc and the broker on the Completion Date the orderly market agreement in the form attached hereto as Schedule 6.

4.	COMPLETION

4.1	Completion shall take place on the Completion Date:

(a)	In Paris at the law firm LMT Avocats – 5 rue Beaujon – 75008 Paris on January, 5 at 16.00; or

(b)	at any other place or time as agreed in writing by the Sellers and the Buyer.

4.2	At Completion the Sellers shall:

(a)	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 3;

(b)	procure that board meetings of the Companies are held at which the matters identified in Part 2 of Schedule 3 are carried out; and

(c)	deliver any other documents referred to in this agreement as being required to be delivered by them.

4.3	At Completion the Buyer shall:

(a)	pay the Cash Price by bank transfer to the bank accounts to be specified by the Sellers at least 3 Business Days prior to the Completion Date in accordance with clause 3.1(a). Payment made in accordance with this clause shall constitute a valid discharge of the Buyer’s obligations under clause 3.1(a);

(b)	cause the Company to repay the Shareholders’ loans (in the amount of € 1,063,761.36, it being understood that no interest is due thereon) to Prefarmex to the Sellers in the proportions set out opposite the Sellers’ names in Schedule 2;

(c)	deliver a certified copy of the resolution adopted by the board of directors of BioProgress authorising the Transaction and the allotment and issue of the Consideration Shares;

(d)	deliver or cause to be delivered the documents and evidence set out in Part 3 of Schedule 3.

4.4	As soon as possible after Completion the Sellers shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company and the Companies not required to be delivered at Completion and which are not kept at any of the Properties.

5.	SET-OFF

5.1	The Buyer may, without prejudice to any other rights it may have, set off any liability of the Sellers to the Buyer against any liability of the Buyer to the Sellers (and, for that purpose, may convert or exchange any currency).

5.2	A liability for the purpose of set-off includes any liability howsoever arising, which might give rise to a payment according to clause 8.4 herebelow.

6.	WARRANTIES

6.1	The Buyer enters into this agreement on the basis of, and in reliance on, the Warranties set out in Schedule 4.

6.2	The Sellers warrant and represent to the Buyer that each Warranty is true and not misleading on the date of this agreement and on the Completion Date except as Disclosed.

6.3	Without prejudice to the right of the Buyer to claim on any other basis or take advantage of any other remedies available to it, if any Warranty is breached or proves to be untrue or misleading, the Sellers undertake to pay to the Buyer on demand:

(a)	the amount necessary to put the Company and the Companies into the position they would have been in if the Warranty had not been breached and had been true and not misleading; and

(b)	all costs and expenses (including, without limitation, damages, legal and other professional fees and costs, penalties, expenses and consequential losses whether directly or indirectly arising) incurred by the Buyer or any of the Companies as a result of the breach or of the Warranty not being true or being misleading (excluding any time spent by the personnel of the Buyer or of the Companies).

6.4	The Buyer is not entitled to recover damages or otherwise obtain restitution more than once in respect of the same loss. The computation of the payment to be made by the Sellers shall take into account (i) the amount of any Taxation saved by the Companies or the Buyer in connection with the event which would have given rise to the breach of the Warranty and (ii) the amount of Taxation which the Buyer would be subject to with respect to the payment.

6.5	Warranties given so far as the Sellers are aware are deemed to be given to the best of the knowledge, information and belief of the Sellers after they have made careful and reasonable enquiries.

6.6	With the exception of the matters Disclosed except in respect of customs, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed) or which could have been discovered (whether by investigation made by the Buyer or on its behalf) shall prejudice or prevent any Claim or a claim under clause 8 (Indemnities) or reduce any amount recoverable thereunder.

6.7	Any payment due by the Sellers shall be made in the proportions set out in Schedule 2, last column.

7.	LIMITATIONS ON CLAIMS UNDER THE WARRANTIES

7.1	This clause limits the liability of the Sellers in relation to any claim made against them or any of them in connection with the Warranties (in this Agreement referred to as a Claim).

7.2	The liability of the Sellers for all Claims when taken together shall not exceed two million euros (€ 2,000,000). This cap will not apply to the custom issue mentioned in Exhibit 9 (a) of Schedule 4.

7.3	The Sellers shall not be liable for a Claim unless the amount of the Claim, or of a series of connected Claims of which that Claim is one, exceeds fifteen thousand euros (€ 15,000).

7.4	The Sellers are not liable for any Claim to the extent that the Claim:

(a)	relates to matters Disclosed except for the custom issue mentioned in Exhibit 9 (a) of Schedule 4; or

(b)	relates to any matter specifically provided for in the Accounts; or

(c)	relates to any matter specifically referred to in the notes to the Accounts.

7.5	With the exception of the matters Disclosed, except for the custom issue mentioned in Exhibit 9 (a) of Schedule 4, nothing the person making the Claim knows, or which is a necessary consequence of facts within its knowledge, shall prevent or prejudice the Claim.

7.6	The Sellers are not liable for a Claim unless the person making it has given the Sellers notice of the Claim, specifying (in reasonable detail) the nature of, and the amount claimed under, the Claim within:

(a)	31 January 2009 in the case of a Claim made in connection with the Tax Warranties; and

(b)	in any other case, the period of 18 months from the Completion Date.

7.7	Nothing in this clause applies to (i) a Claim that arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Sellers (or any of them), their agents or advisers or (ii) a Claim for breach of paragraph 1 or 2 of Schedule 4.

8.	INDEMNITIES NOTIFICATION OF CLAIMS - PAYMENT

8.1	Subject to the limitations set out in clause 7 hereabove, the Sellers undertake to indemnify, and to keep indemnified, the Buyer or, if the Buyer so requests, the Companies, against all losses or liabilities (including, without limitation, any direct or indirect consequential losses, loss of profit, loss of reputation, damages, claims, demands, proceedings, costs, legal and other reasonable professional fees and costs, penalties and expenses) which may be suffered or incurred by any of them and which arise directly or indirectly in connection with the following matters:

(a)	any breach of any Sellers’ Warranties contained in this agreement and its Schedule 4;

(b)	any liability, existing or potentially arising, whose cause or origin derives from an event prior to the date of the Accounts, and which was not properly or sufficiently provisioned for in the Accounts and therefore constituting a breach of clause 24 of Schedule 4.

8.2	Notification of claims

(a)	The Buyer shall notify the Sellers as soon as reasonably practicable, and in no case later than within twenty (20) Business Days of the date on which the Buyer has been aware of it, of any fact or event likely to give rise to a claim under this agreement and shall supply the Sellers with supporting documentation regarding such fact or event.

(b)	For any indemnification relating to a claim from a third party towards any of the Companies (including an inquiry from the tax authorities), the following provisions shall apply:

(i)	The Buyer shall keep the Sellers periodically informed of the progress of the matter and any notification will be made sufficiently in advance so that they can exercise their rights hereunder;

(ii)	The Buyer shall allow the Sellers to comment on the development of the said matter;

(iii)	no dispute may be settled without the Sellers’ consent within fifteen (15) Business Days following the notification by the Buyer, such consent not to be unreasonably withheld; it being understood that, if the Sellers have not expressed their consent within the above mentioned period, the Buyer will be entitled to settle the dispute as it intends.

(iv)	The Buyer or the Companies shall take all reasonable steps to avoid or mitigate any loss or liability which might give rise to a claim under this agreement;

(v)	The Buyer shall allow, and shall procure that the Companies allow the Sellers and their professional advisers to investigate, at the Sellers’ expense, the matter or circumstances alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim pursuant to the terms of this agreement and, for such purpose, the Buyer shall give and shall procure that each of the Companies gives, subject to their being paid all reasonable out-of-pocket expenses, all such assistance as the Sellers or their professional advisers may reasonably request, including access at times convenient to the Companies to copies of any documents or other information in the possession of the Buyer or the Companies.

8.3	Any payment made in respect of a claim under this clause 8 shall include an amount in respect of all costs and expenses incurred by the Buyer or the Companies in relation to conducting a claim between one of the Companies and a third party (excluding any time spent by the personnel of the Buyer or of the Companies).

8.4	Any payment made in respect of a claim under this clause 8 shall be payable:

(a)	upon the resolution of such claim by mutual agreement between Sellers and Buyer; or

(b)	in the event of a disputed claim upon the issuance of an enforceable judgment, award, order or other ruling (which is not subject to appeal or with respect to which the time for appeal has elapsed) by a court or arbitral tribunal having jurisdiction over the appropriate parties and the subject matter of such claim or to which such claim was submitted for resolution by joint agreement between the parties; should a judgment be not confirmed on appeal, the Buyer shall reimburse in cash the sums already received by it pursuant to this Article;

Notwithstanding the preceding, no payment shall be made by the Sellers prior to one (1) year following the Completion Date.

8.5	Payment to be made pursuant to clause 8 shall constitute a reduction of the purchase price mentioned under clause 3. Such payment shall be made to the Buyer or to any of the Companies upon Buyer’s request;

9.	RESTRICTIONS ON SELLERS – NON COMPETE – FUTURE COOPERATION OF MR. JEAN-FRANÇOIS SFARTI

9.1	Each of the Sellers severally covenants with the Buyer that it, he or she shall not (except in the course of his mandate or employment contract with the Buyer or with Dexo):

(a)	at any time during the period of three (3) years beginning with the Completion Date:

(i)	offer employment to, enter into a contract for the services of, or attempt to entice away from the Companies, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or indirectly engaged in an executive or managerial position with the Companies; or

(ii)	procure or facilitate the making of any such offer or attempt by any other person;

(b)	at any time after Completion, use in the course of any business:

(i)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Companies; or

(ii)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo; or

(c)	at any time during a period of three (3) years beginning with the Completion Date, solicit or entice away from the Companies any supplier to the Company or the Companies who had supplied goods and/or services to the Company or the Companies at any time during the six (6) months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Company or the Companies.

9.2	The covenants in this clause 9 are intended for the benefit of the Buyer and the Companies and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers´ own behalf, on behalf of any other person or jointly with any other person.

9.3	Each of the covenants in this clause 9 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 9. Each of the covenants in this clause 9 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

9.4	With the exception of the activities of the company JFS Pharma managed by Mr. Jean-François Sfarti (it being stated that this company owns the product “Elixir Bonjean” marketed by Laboratoires Pharmaceutiques Dexo):

a) Mr. Jean-François Sfarti shall not in France, for a period of three (3) years from the date of his resignation from his mandate and/or employment contract with the Company or the Companies, seek any involvement, directly or indirectly through any investment vehicle, in activities corresponding to the ones of the Laboratoires Pharmaceutiques Dexo at the Completion Date.

b) Mr. Jean-François Sfarti shall also not be employed as employee, board member, consultant or agent in any company carrying out such activity in France during the three (3) year period mentioned hereabove.

9.5	The consideration for the undertakings contained in this clause 9 is included in the purchase price for the Shares.

10.	CONFIDENTIALITY AND ANNOUNCEMENTS

10.1	Each of the Sellers severally undertakes to the Buyer to keep confidential the terms of this agreement and all information which they have acquired about the Buyer’s Group (as such Group is constituted immediately before Completion) and to use the information only for the purposes contemplated by this agreement.

10.2	The Buyer undertakes to each of the Sellers to keep confidential the terms of this agreement and all information that it has acquired about that Seller, and all information which it has acquired about the Companies immediately before Completion, and the Companies’ Group (as such Group is constituted immediately before Completion), and to use the information only for the purposes contemplated by this agreement.

10.3	The Buyer does not have to keep confidential or restrict its use of information about the Companies after Completion.

10.4	A party does not have to keep confidential or to restrict its use of:

(a)	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this agreement; or

(b)	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it acquires free from any obligation of confidence to any other person.

10.5	Any party may disclose any information that it is otherwise required to keep confidential under this clause 10:

(a)	to such professional advisers, consultants and employees or officers of him, her or it or its Group as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

(b)	with the written consent of all the other parties; or

(c)	to confirm that the Transaction has taken place, the general nature of the Transaction, and the date of the Transaction (but without otherwise revealing any other information or making any other announcement).

(d)	to the extent that the disclosure is required:

(i)	by law; or

(ii)	by a regulatory body, Taxation Authority or securities exchange; or

(iii)	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange; or

(iv)	under any arrangements in place under which negotiations relating to terms and conditions of employment are conducted; or

(v)	to protect the disclosing party’s interest in any legal proceedings,

but shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

10.6	Each party shall supply any other party with any information about itself, its Group or this agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject.

11.	FURTHER ASSURANCE

Without prejudice to clause 2.4(b), the Sellers shall (at their expense) promptly execute and deliver all documents, and do all things, that the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

12.	ASSIGNMENT

12.1	Except if provided otherwise in this agreement, no person shall assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.

12.2	Each person that has rights under this agreement is acting on its own behalf.

12.3	The Buyer may assign its rights under this agreement (or any document referred to in the agreement) to a member of its Group or to any person to whom it transfers the Shares.

12.4	If there is an assignment:

(a)	the assignee may enforce this agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under the agreement; and

(b)	the liability of the Seller to any assignee cannot be greater than its liability to the Buyer.

13.	WHOLE AGREEMENT

13.1	This agreement, and any documents referred to in it (such as Schedules and Exhibits), constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

13.2	Each party acknowledges that in entering into this agreement, and any documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, assurance or warranty of any person other than as expressly set out in this Agreement or those documents.

13.3	Nothing in this clause 13 operates to limit or exclude any liability for fraud.

14.	VARIATION AND WAIVER

14.1	Any variation of this agreement shall be in writing and signed by or on behalf of all parties.

14.2	Any waiver of any right under this agreement is only effective if it is in writing, and it applies only to the person to whom the waiver is addressed and the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

14.3	A person that waives a right in relation to one person, or takes or fails to take any action against that person, does not affect its rights against any other person.

14.4	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or will prevent any future exercise in whole or in part thereof.

14.5	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

15.	COSTS

15.1	Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

16.	NOTICE

16.1	A notice given under this agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be sent for the attention of the person, and to the address, or fax number, given in this clause 16 (or such other address, fax number or person as the party may notify to the others in accordance with the provisions of this clause); and

(c)	shall be:

(i)	delivered personally; or

(ii)	sent by fax; provided it is sent on the same day by registered mail with acknowledge of receipt;

(iii)	sent by pre-paid first-class post, recorded delivery or registered post; or

(iv)	(if the notice is to be served by post outside the country from which it is sent) sent by registered mail or post with acknowledge of receipt.

16.2	The addresses for service of notice are:

(a)	For the Buyer: Dexo BioPharm France

(i)	Address: 111, avenue Victor Hugo – 75016 Paris For the attention of: CEO

(ii)	Fax number: 44 (0)1254 655850

(iii)	Copy to: Legal Counsel, c/o BioProgress plc, Hostmoor Avenue, March, Cambridgeshire PE15 0AX, UK; fax number: +44 (0)1354 655858

(b)	For BioProgress plc

(i)	Address: Hostmoor Avenue, March Industrial Estate, March, Cambridgeshire PE15 0AX, UK

(ii)	For the attention of: Richard Trevillion

(iii)	Fax number: +44 (0)1254 655850

(iv)	Copy to: Legal Counsel

(c)	For the Sellers:

(i) To Mr. Jean-François Sfarti: 92 Chemin des Hauts de Grisy - 78860 Saint Nom La Bretèche

(ii) With a copy to (which shall note constitute a notice): LMT Avocats, 5 rue Beaujon – 75008 Paris – France – Attn: Me Antoine Lemétais; fax number: + 33 (0) 1 53 81 53 30

16.3	A notice is deemed to have been received:

(a)	if delivered personally, at the time of delivery; or

(b)	in the case of fax, at the time of transmission; or

(c)	in the case of registered mail or post, five days from the date of posting; and

(d)	if deemed receipt under the previous paragraphs of this clause 16.3 is not within business hours (meaning 9 am to 5.30 pm Paris time Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

16.4	To prove service it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.

17.	INTEREST ON LATE PAYMENT

17.1	Where a sum is required to be paid under this Agreement but is not paid on the date the parties agreed, the person due to pay the sum shall also pay an amount equal to interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall run after as well as before judgment).

17.2	The rate of interest shall be four per cent (4%) per annum above the base lending rate for the time being of The Royal Bank of Scotland. Interest shall accrue on a daily basis and be compounded quarterly.

17.3	This clause is without prejudice to any claim for interest under the law.

18.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

19.	LANGUAGE

If this agreement is translated into any language other than English, the English language text shall prevail.

20.	SEVERANCE

20.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

20.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

21.	AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

22.	THIRD PARTY RIGHTS

22.1	Subject to clause 22.2, this agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, anyone else.

22.2	The following clauses are also intended to benefit future buyers of the Shares from the Buyer and, where they are identified in the relevant clauses, the Companies and shall be enforceable by them to the fullest extent permitted by law:

(a)	clause 6 (Warranties), subject to clause 7 (Limitations on warranties);

(b)	clause 8 (Indemnities);

(c)	clause 9 (Restrictions on Sellers – Non compete – Future cooperation of Mr. Sfarti);

(d)	clause 10 (Confidentiality and announcements); and

(e)	clause 17 (Interest on late payments)

22.3	The right of the parties to terminate, rescind, or agree any amendment, variation, waiver or settlement under, this agreement is not subject to the consent of any person that is not a party to the agreement.

23.	GOVERNING LAW AND JURISDICTION

23.1	This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England and Wales.

23.2	Any dispute or controversy which may arise from this agreement shall be submitted to the competent court of England and Wales.

This agreement has been entered into on the date stated at the beginning of it.

This Share Purchase Agreement together with its schedules is executed in six original counterparts, one to be held by Jean-François Sfarti, one to be held by Patrice Debregeas for himself and the members of his family, one by Gérard Leduc for himself and the members of his son, one by Eric Igonet, one by Dexo BioPharm France and one by BioProgress plc.

The Exhibits to Schedule 4 of this Share Purchase Agreement are executed in two original counterparts, one for Jean-François Sfarti on behalf of all the Sellers and one by Dexo Biopharm France for itself and BioProgress plc.

Mrs Sabine Cheyrou	/s/ SABINE CHEYROU

Sabine Cheyrou

Miss Elisabeth Debregeas	/s/ ELISABETH DEBREGEAS

Elisabeth Debregeas

Miss Marie Debregeas	/s/ MARIE DEBREGEAS

Marie Debregeas

Mr Patrice Debregeas	/s/ PATRICE DEBREGEAS

Patrice Debregeas

Mr Raphaël Debregeas	/s/ RAPHAËL DEBREGEAS

Raphaël Debregeas

Mrs Françoise Frolet	/s/ FRANÇOISE FROLET

Françoise Frolet

Mr Eric Igonet	/s/ ERIC IGONET

Eric Igonet

Mr Benjamin Leduc	/s/ BENJAMIN LEDUC

Benjamin Leduc

Mr Gérard Leduc	/s/ GÉRARD LEDUC

Gérard Leduc

Mrs Jean-François Sfarti	/s/ JEAN-FRANÇOIS SFARTI

Jean-François Sfarti

DEXO BIOPHARM FRANCE-IN-FORMATION	/s/ GEORGINA GODBY

REPRESENTED BY MRS GEORGINA GODBY	Georgina Godby

BIOPROGRESS PLC	/s/ GEORGINA GODBY

REPRESENTED BY MRS GEORGINA GODBY	Georgina Godby